Exhibit 99.28

VALOUR INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON

SHAREHOLDERS

You are invited to the 2023 annual and special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of Valour Inc. (the “Corporation”).

When:	Tuesday, June 20, 2023 at 10:00 a.m. (Toronto time)

Where:	198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2

The purpose of the Meeting is as follows:

1.	Financial Statements. Receive and consider the audited consolidated financial statements as at and for the fiscal year ended December 31, 2022;

2.	Auditor Appointment. Appoint BF Borgers CPA PC as auditor of the Corporation;

3.	Elect Directors. Consider and elect the directors for the ensuing year;

4.	Name Change. The Corporation is proposing to change its name to “DeFi Technologies Inc.”; and

5.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”), under “Matters to be Considered”, accompanying this Notice of Meeting. At the Meeting, Shareholders will be asked to approve each of the foregoing items.

The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR each of the appointment of BF Borgers CPA PC as auditor of the Corporation, the election of the directors of the Corporation for the ensuing year, and the Name Change.

Each common share of the Corporation (a “Common Share”) will entitle the holder thereof to one (1) vote at the Meeting.

The directors of the Corporation have fixed the close of business on May 9, 2023 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournments(s) or postponement(s) thereof.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/tZAkd-6opz8vGdWDgKlwGoayED4TehafgdWk to receive conference call details. Electronic copies of the Meeting materials may be obtained at https://valour.com/investor-relations or under the Corporation’s profile on www.SEDAR.com.

The Corporation has elected to use the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Circular, this Notice of Meeting, the form of proxy and the voting instruction form (collectively, the “Meeting Materials”) to holders of Common Shares. Notice and Access is a set of rules that allows issuers to post electronic versions of its proxy- related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders.

Shareholders may obtain paper copies of the Meeting Materials by contacting the Corporation’s transfer agent, Odyssey Trust Company (“Odyssey”), at 1-587 -885-0960 and 1-888-290-1175 (toll-free) from outside of North America. A request for paper copies should be received by Odyssey by June 6, 2023 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled to vote at the Meeting may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, Odyssey Trust Company, #702-67 Yonge Street, Toronto ON M5E 1J8 by no later than 10:00 a.m. (Toronto time) on June 16, 2023, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.

Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.

DATED at Toronto, Ontario as of the 11th day of May, 2023

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Olivier Roussy Newton”
Chief Executive Officer and Executive Chairman